WOODLANDS SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2016

REVENUES	
Commissions and fees	$ 912,357
Interest and dividends	8,508
Other income	796,317
TOTAL REVENUE	1,717,182
EXPENSES	
Employee compensation and benefits	922,035
Clearance fees	11,000
Commission expense	584,117
Communications and data processing	39,541
Consulting expense	34,750
General and administrative	138,991
TOTAL EXPENSES	1,730,434
LOSS BEFORE INCOME TAX EXPENSE	(13,252)
INCOME TAX EXPENSE	-
NET LOSS	$ (13,252)

The accompanying notes are an integral part of the financial statements.